                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-21177

                                 39,158 SHARES

                          ABM INDUSTRIES INCORPORATED

                                  COMMON STOCK

                                ----------------

    All of the 39,158 shares of Common Stock being offered hereby (the "Stock") are being disposed of for the account of certain stockholders and/or their respective donees, transferees or successors in interest (the "Selling Stockholders") of ABM Industries Incorporated (the "Company"). The Company will not receive any of the proceeds from the sale of the Stock. The last sale price of the Common Stock of the Company as reported on the New York Stock Exchange on February 4, 1997 was $18 3/8 per share.

    The Company has been advised by the Selling Stockholders that all or a portion of the Stock may be disposed of hereunder from time to time through brokers, acting as agents and charging usual and customary brokerage commissions, on the New York Stock Exchange, in the over-the-counter market or in private negotiations, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                               February 18, 1997

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago Illinois 60661-2511; and Suite 1300, 7 World Trade Center, New York, New York 10048; and copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http:// www.sec.gov. In addition, such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    This Prospectus, which constitutes part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents filed herewith as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The Company's Annual Report on Form 10-K, for the fiscal year ended October 31, 1996 and its description of Capital Stock set forth in the Registration Statement on Form 8-A, all as filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus by reference.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to: ABM Industries Incorporated, 50 Fremont Street, 26th Floor, San Francisco, California 94105, Attn: Corporate Secretary, telephone (415) 597-4500.

                                  THE COMPANY

    The Company is the largest U.S.-based facility services contractor listed on the New York Stock Exchange. With annual revenues exceeding $1 billion and more than 47,000 employees, the Company and its subsidiaries provide air conditioning, elevator, engineering, janitorial, lighting, parking and security services to thousands of commercial, industrial and institutional customers who outsource the services in hundreds of cities across North America.

    The Company was reincorporated in Delaware on March 19, 1985, as the successor to a business founded in California in 1909. By vote of the stockholders on March 16, 1994, the Company's name was changed from American Building Maintenance Industries, Inc., to ABM Industries Incorporated. The corporate headquarters of the Company is located at 50 Fremont Street, 26th Floor, San Francisco, California 94105, and its telephone number is (415) 597-4500.

                              SELLING STOCKHOLDERS

    The Stock being offered hereby by the Selling Stockholders was acquired in connection with the acquisition (the "Acquisition") by the Company, effective November 20, 1996, of substantially all of the assets of each of SICA Electrical & Maintenance Corp., a New York corporation, and Ozone Lighting Distributors, Inc., a New York corporation (collectively, the "Target Companies"), each located in New York.

    The stockholders of the Target Companies, received in the Acquisition 348,323 shares of the Company's Common Stock plus up to a maximum of 348,323 additional shares to be issued, if at all, pursuant to an earnout provision contained in the transaction agreement relating to the Acquisition (collectively, the "Registrable Shares"). Pursuant to a Registration Rights Agreement among the Company and the stockholders of the Target Companies (the "Registration Rights Agreement"), the Company agreed to register for resale, upon the request of the holders of at least a majority of the Registrable Shares, not less than that number of Registrable Shares, the reasonably anticipated aggregate price to the public of which, net of underwriting discounts and commissions, would exceed $100,000. The Registration Rights Agreement requires the Company to pay the expenses of such registration.

    The following table sets forth certain information with respect to the Selling Stockholders.

                                                                                         TO BE OWNED AFTER
                                               OWNED PRIOR TO OFFERING                        OFFERING
                                               ------------------------    NUMBER     ------------------------
                                                 NUMBER                    SHARES       NUMBER
NAME                                             SHARES       PERCENT      OFFERED      SHARES       PERCENT
---------------------------------------------  -----------  -----------  -----------  -----------  -----------
Diane Sica De Maio...........................      27,866        *           13,933       13,933        *
Ann Sica De Nicola...........................      10,450        *            5,225        5,225        *
Michael A. Sica..............................      27,866        *           20,000        7,866        *

------------------------

*   Less than 1%

                              PLAN OF DISTRIBUTION

    Resales of the shares by the Selling Stockholders may be made on the New York Stock Exchange, in the over-the-counter market or in private transactions. The shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers who may act solely as agent and/or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of the New York Stock Exchange, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with the Selling Stockholders to sell a specific number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent, for the Selling Stockholder to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Stockholders. Any such sales may be by block trade.

                          DESCRIPTION OF CAPITAL STOCK

    As of the date of this Prospectus, the authorized capital stock of the Company consists of 28,000,000 shares of Common Stock ("Common Stock") and 500,000 shares of Preferred Stock ("Preferred Stock"). As of January 28, 1997, there were 19,976,873 shares of Common Stock and 6,400 shares of Preferred Stock issued and outstanding.

    The following summary description of the Company's capital stock does not purport to be complete and is subject to and is qualified in its entirety by the description of the Company's capital stock contained in the Certificate of Incorporation, a copy of which is filed as an exhibit to this Registration Statement of which this Prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

COMMON STOCK

    The stockholders are not entitled to vote cumulatively for the election of directors.

    Each share of Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of funds legally available therefor. The Common Stock shares equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors.

    Stockholders of the Company have no preemptive or other rights to subscribe for additional shares, except pursuant to the Stockholder Rights Plan discussed below. Subject to any right of holders of any Preferred Stock, all holders of Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No Common Stock is subject to redemption or a sinking fund. All shares of Common Stock offered hereby (all of which were previously issued and sold) are fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to cause the Company to issue up to 500,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of the Common Stock.

    Pursuant to the foregoing authority, the Board of Directors has authorized shares of the Company's Series A Junior Preferred Stock ("Series A Preferred Stock") to be issued in connection with the Stockholder Rights Plan discussed below. There are currently no issued or outstanding shares of Series A Preferred Stock.

    Also pursuant to the authority set forth above, the Board of Directors has authorized the issuance of 6,400 shares of the Company's Series B 8% Senior Redeemable Cumulative Preferred Stock ("Series B Preferred Stock"). The Series B Preferred Stock is redeemable by the Company under certain circumstances and is entitled to a liquidation preference of $1,000 per share. Dividends of 8% of such liquidation preference accrue and are cumulative from the date of issuance, and are payable (when and as declared by the Board of Directors) on November 1, February 1, May 1 and August 1 of each year, commencing on November 1, 1993 in equal installments. The Series B Preferred Stock restricts the Company from paying dividends on the Series A Preferred Stock and the Common Stock unless all dividends accrued on, and any redemption payments owing with respect to, the Series B Preferred Stock shall have been paid. The Series B Preferred Stock is entitled to one vote per share and votes together with the Common Stock (not as a separate class) on all matters on which holders of the Common Stock are entitled to vote. The rights, preferences, privileges and restrictions of the Series B Preferred Stock are set forth in greater detail in the Company's Certificate of Incorporation, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and which is incorporated herein by this reference.

SPECIAL PROVISIONS

    CERTAIN BUSINESS COMBINATIONS. The Company's Certificate of Incorporation requires that certain business combination transactions between the Company and a "Related Person" (beneficial owner of 10% or more of the Company's voting stock) be approved by the affirmative vote of holders of not less than 70% of the then outstanding shares of voting stock unless certain specified conditions are met. If the conditions are met, then the transaction would require only such affirmative vote as is required by law, any national securities exchange or otherwise. Business combinations subject to this provision include a merger or consolidation of the Company with, or a sale or transfer of all or substantially all of the Company's assets to, a Related Person. The "fair price" provision could make it more difficult, and may therefore discourage, an attempt by another company or group, through the acquisition of a substantial block of the Company's Common Stock, to acquire control of the Company with a view to imposing a merger, consolidation or sale of the Company's assets which may not be in the best interest of all of the stockholders.

    DIRECTOR CLASSIFICATION. The Company's Certificate of Incorporation also provides that (i) the Company's Board of Directors is divided into three classes so that one third of the Board of Directors stands for election each year; (ii) any action required or permitted to be taken by the stockholders of the company may be effected only at an annual or special meeting of the stockholders and that stockholder action may not be by written consent in lieu of a meeting;
(iii) special meetings of stockholders may only be called by the Board of Directors or a committee thereof; (iv) vacant directorships may only be filled by the Board of Directors; and (v) any director may be removed from office only pursuant to the affirmative vote of the holders of 70% of the outstanding voting stock of the Company and only for cause.

    STOCKHOLDER RIGHTS PLAN. The Company's Stockholder Rights Plan provides for a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on April 22, 1988 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock"), at a price of $80 per Unit, subject to adjustment (the "Purchase Price"). The Rights will expire at the close of business on April 22, 1998, unless earlier redeemed by the Company.

    The Rights are attached to all outstanding shares of Common Stock. The Rights will be exercisable, and transferrable apart from the Common Stock, upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 30% or more of the outstanding shares of Common Stock. The earlier of such dates is called the Distribution Date. The Rights Plan excludes from its operation Theodore Rosenberg and Sydney J. Rosenberg, individually and jointly as members of a group, such that their ownership of the Company's Common Stock will not cause the Rights to become exercisable or nonredeemable or trigger the other features of the Rights.

    After the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Plan by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

    In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed, or (ii) an Acquiring Person engages in one or more "self-dealing" transactions set forth in the Rights Plan, or (iii) an Acquiring Person increases his beneficial ownership of the Company by more than 1% in a transaction involving the Company, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, preferred stock or other securities) having a value equal to two times the exercise price of the Right. Following the occurrence of any of the events described above, all Rights that are, or (as specified in the Plan) were, beneficially owned by any Acquiring Person, will be immediately null and void.

    In the event that, at any time following the Distribution Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Stock is changed or exchanged, or (iii) 50% or more of the Company's assets or earning power (on a consolidated basis) is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

    The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right by the Board of Directors at any time prior to ten days after the Stock Acquisition Date. Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute generally prohibits, under certain circumstances, a Delaware corporation whose stock is publicly traded, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) a corporation has elected in its certificate of incorporation or bylaws not to be governed by this Delaware law (the Company has not made such an election); (ii) prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder, (iii) the stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding share held by directors who were also officers or held in certain employee stock plans) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder or (iv) the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or any time within the prior three years did own) 15% or more of the corporation's outstanding voting stock. The term "business combination" is defined generally to include mergers, consolidations, stock sales, asset-based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

TRANSFER AGENT AND REGISTRAR

    Chase Mellon Shareholder Services L.L.C. has been appointed as the transfer agent and registrar for the Company's Common Stock.

                                 LEGAL OPINIONS

    The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Harry H. Kahn, Esq., Vice President, General Counsel and Secretary of the Company.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule II incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended October 31, 1996 have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................          2

Documents Incorporated by Reference............          2

The Company....................................          3

Selling Stockholders...........................          3

Plan of Distribution...........................          3

Description of Capital Stock...................          4

Legal Opinions.................................          7

Experts........................................          7

                                 39,158 SHARES

                          ABM INDUSTRIES INCORPORATED

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

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